Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Intercepts 0.75 oz/ton over 25.9 feet (25.77 g/t over
     7.90 m) at Madsen Deep

     <<
     "Extends High Grade 8 Zone Mineralization 300 feet down Plunge"

     TSX - CRJ
     NYSE Amex - CGR
     >>

     SASKATOON, April 21 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE
Amex-CGR) today reported new drill results from its 8 Zone underground drill program at the Madsen Project, Red Lake, Ontario. Drilling continues to intercept high grade gold mineralization down plunge of the 8 Zone as well as confirming the development of a sub-parallel Footwall target. The four holes completed to date suggest that the 8 Zone structure may be improving with depth as demonstrated by the two deepest intercepts to date returning 0.97 oz/ton over 8.17 feet and 0.75 oz/ton over 25.92 feet.

     <<
     Hole ID          From       Au      Length       Au     Length      VG
                       (m)    (oz/ton)    (ft)      (g/t)      (m)      Noted
     -------------------------------------------------------------------------
     MUG-08-01       883.00     3.71      2.46     127.12     0.75        X
     (FW Target)     971.80     0.12      4.70       4.03     1.42
     -------------------------------------------------------------------------
     MUG-09-02b      891.25     0.63      1.48      21.52     0.45        X
     -------------------------------------------------------------------------
     MUG-09-03       915.40     0.97      8.17      33.39     2.49        X
     (incl)                     1.70      4.10      58.18     1.25        X
     -------------------------------------------------------------------------
     MUG-09-04       909.55     0.75     25.92      25.77     7.90        X
     (incl)                     4.14      3.12     141.80     0.95        X
     -------------------------------------------------------------------------
     >>

     Claude launched Phase 1 of the underground program, from the 10th level in December 2008, targeting the 8 Zone system with a planned program of 12,000 meters of drilling. The program is designed to test the plunge and strike extensions of the 8 Zone as well as conceptual targets along the 8 Zone shear system. The assays reported today confirm the high grade mineralization 300 feet down plunge of historic mine infrastructure and suggests the potential for the development of parallel lenses. The system remains open down-plunge and along strike.
     "Our continued success in intercepting high grade gold mineralization associated with abundant visible gold in Phase I of the underground program supports our belief in the potential of the 8 Zone system and the Madsen property," stated Brian Skanderbeg, Vice-President Exploration, Claude
Resources Inc.
     The 8 Zone consists of visible gold-bearing quartz veins and silica-flooded, biotite-talc altered basalts proximal to a major ultramafic contact. In addition, current drilling of the footwall environment suggests the development of at least one sub-parallell structure hosting gold mineralization. This footwall structure has been intercepted by three drill holes (assays outstanding for MUG-09-02b and MUG-09-03) and is characterized by fine disseminated arsenopyrite and quartz-carbonate veining within chlorite-biotite-actinolite altered basalt.
     The 10,000 acre, Madsen project is 100% owned by Claude Resources Inc and encompasses four past-producing mines. This advanced exploration property contains extensive infrastructure including a 500 tonne per day mill with expansion capacity, a permitted tailings management facility and a five compartment 4,000 foot operating shaft. Total recorded historic production for the Madsen Mine is 2.4 million ounces at an average recovered grade of 0.283 oz/ton.
     A Madsen property location map, schematic cross section, 8 Zone longitudinal section showing current and historic drilling as well as core photographs are available on Claude's website www.clauderesources.com.
     Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice-President Exploration,
is the Qualified Person who has reviewed and approved this news release. Drill core was halved and samples averaging 1.0 to 1.5 meters were submitted to
Accurassay Laboratories in Thunder Bay, Ontario, an ISO approved facility.
Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates (1 in 20 samples). Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.
Intercepts are reported as drilled widths and interpreted to vary between 70%
to 85% of true widths. Composites were calculated using a 3 g/tonne cut-off and may include internal dilution.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets. The
Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 840,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This Press Release may contain statements which constitute
'forward-looking', including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will",
"intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Brian Skanderbeg, Vice President Exploration,
Claude Resources Inc., Phone: (306) 668-7505; or Neil McMillan, President &
CEO, Claude Resources Inc., Phone: (306) 668-7505, Email:
clauderesources(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 08:00e 21-APR-09